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                                                            EXHIBIT (A)(1)(XIII)
                                                                JANUARY 15, 2003



To the Shareholders of Landair Corporation:

         Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair, John A. Tweed, President and Chief Operating Officer of Landair, and Landair Acquisition Corporation, an entity formed by Messrs. Niswonger and Tweed (collectively, the "Purchasers"), announced today that they have waived the financing condition to their tender offer to acquire all of the outstanding shares of common stock of Landair Corporation. Prior to this waiver, the tender offer had been conditioned on Landair Acquisition Corporation's receipt of proceeds under its financing commitment from First Tennessee Bank. In connection with the waiver, the Purchasers announced that Landair Acquisition Corporation has entered into a definitive Loan and Security Agreement with First Tennessee Bank under which First Tennessee Bank has agreed to provide $25 million in debt financing to fund the major portion of the purchase of the shares tendered in the tender offer (the "Acquisition Loan"). The terms of the Acquisition Loan are substantially consistent with the terms of the commitment letter that the Purchasers obtained prior to commencing the tender offer. The Loan and Security Agreement contemplates that, following the consummation of the tender offer, First Tennessee Bank will make a $25 million term loan to Landair Acquisition Corporation to be used to pay the principal balance of the Acquisition Loan on its maturity date and to finance the purchase of any remaining shares not tendered in the tender offer in the subsequent merger of Landair with Landair Acquisition Corporation. The Loan and Security Agreement also contemplates that First Tennessee Bank will leave in effect the existing $15 million revolving line of credit with Landair following the consummation of the tender offer and the merger of Landair with Landair Acquisition Corporation.

         As previously announced, on December 23, 2002, Purchasers offered to purchase, at a price of $13.00 per share, all of the outstanding shares of common stock of Landair, including shares issuable upon the exercise of currently outstanding options, on the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal. The tender offer is scheduled to expire at 12:00 midnight, EST, on Thursday, January 23, 2003, unless extended.

         Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, amendments to the tender offer materials filed with the Securities and Exchange Commission, and related materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning this tender offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885